DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016-4232 www.dlapiper.com Steven D. Pidgeon Steven.Pidgeon@dlapiper.com T 480.606.5124 F 480.606.5524

April 7, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suying Li
   Lyn Shenk
   Cara Wirth
   Mara Ransom

Re:	Lionheart Acquisition Corp. II Amendment No. 4 to Registration Statement on Form S-4 Filed March 11, 2022 File No. 333-260969

Ladies and Gentlemen:

On behalf of our client, Lionheart Acquisition Corp. II (“LCAP II” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated March 24, 2022 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 4 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 3 to Form S-4 Filed March 11, 2022

Q: What happens to the funds deposited in the trust account...?, page xv

1.
Please revise, consistent with prior comment 2 and your disclosure on page 125, to acknowledge the amount of cash used to satisfy redemptions made in connection with the vote to approve an extension to consummate the transaction and the amount of cash remaining in the trust account.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page xv of the Amended Registration Statement to reflect the Staff’s comment.

Background of the Business Combination, page 189

2.
We note your amended disclosure in response to comment 8. Please disclose how many companies (or elements of companies) you relied upon in determining discount rates and terminal multiples, and to the extent all companies are not named, please revise to name them. Also, please revise to disclose the quantitative ranges or thresholds for each company’s size, growth outlook, capital requirements, profit margins, and other characteristics, as applicable.

Company Response: The Staff’s comment is noted. The Company has revised the disclosure on pages 199-201 of the Amended Registration Statement to reflect the Staff’s Comment.

3.
We note your amended disclosure in response to comment 9, including that “Brattle ... conclud[ed] that; (x) MSP’s recovery strategy was sound, subject to timing variability based on defendant litigation strategy, (y) the recovery multiple assumptions were backed by applicable statutes, and (z) costs were contained under the contingency fee arrangement.” We also note that in recommending the transaction, the LCAP Board explicitly relied on “advisors [that] conducted due diligence examinations of MSP ... .” Please provide additional information on why the conclusions provided by Brattle do not amount to a report, opinion, or appraisal within the meaning of Item 1015(b) of Regulation M-A.

Company Response: The Staff's comment is noted. The Company has revised the disclosure on page 196 and 197 of the Amended Registration Statement to further clarify that the Brattle Presentation is a due diligence summary. While the Company believes the Brattle Presentation is of the type not customarily treated as a report, opinion or appraisal within the meaning of Item 1015 of Regulation M-A, the Company has nevertheless revised its disclosure on page 196 and 197 of the Amended Registration Statement to include supplemental disclosure called for by Item 1015(b) and added the Brattle Presentation as Annex Q to the prospectus/proxy statement and Exhibit 99.9 to the Amended Registration Statement.

General

4.
We note your amended disclosure in response to comment 11 and we reissue it in part. Please revise your Summary and Risk Factor sections to highlight that the New Warrants are not typical of other similar business combination transactions.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company have revised the disclosure on pages 2 and 78 of the Amended Registration Statement to reflect the Staff’s comment.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Steven Pidgeon at (480) 606-5124 or via email at Steven.Pidgeon@us.dlapiper.com.

Very truly yours,

/s/ Steven Pidgeon

Steven Pidgeon

cc:	Ophir Sternberg, President and Chief Executive Officer, Lionheart Acquisition Corp. II